Filed by Goldcorp Inc.
Pursuant to Rule 165 and Rule 425 under
the United States Securities Act of 1933, as amended

Subject Company: Wheaton River Minerals Ltd.
Commission File No. 333-121725
Date: February 4, 2005

GLASS LEWIS, INDEPENDENT VOTING ADVISORY FIRM, SUPPORTS
GOLDCORP/WHEATON

Toronto, February 4, 2005 — GOLDCORP INC. (GG: NYSE; G: TSX) today announced that Glass, Lewis & Co., a leading independent voting advisory firm in the U.S., recommended that its clients, including institutional investment firms, mutual funds and other fiduciaries VOTE FOR THE GOLDCORP/WHEATON TRANSACTION.

“We are very pleased that, after an independent and comprehensive review, Glass, Lewis has confirmed the benefits of the Goldcorp/Wheaton River transaction for Goldcorp shareholders,” said Rob McEwen, Goldcorp Chairman and CEO. “The Glass Lewis recommendation is in keeping with the opinion of our entire Board of Directors: Wheaton is the right deal for all Goldcorp shareholders. Our shareholders are smart, and have always sought value in their investments” added McEwen.

In making its recommendation, Glass, Lewis said,

“In our opinion, the Wheaton transaction creates substantial shareholder value; indeed, we believe that Glamis’ own slides — purporting to demonstrate that the Wheaton deal is destructive of shareholder value — themselves demonstrate rather the benefits of the [Wheaton] deal.”*

In preparing its analysis, Glass Lewis also said that, “We also used Glamis’ own numbers to calculate an implied valuation for new Glamis”*...and concluded that:

“Given these analyses, we find it relatively easy to agree with the unanimous [Goldcorp] board recommendation: the Wheaton deal appears to offer Goldcorp shareholders substantial value, while the Glamis deal appears to be roughly a push...

‘Ultimately, we believe that this is a quantitative decision for Goldcorp shareholders. We believe there is more value in a Goldcorp — Wheaton transaction than in the Glamis — Goldcorp transaction.”

Goldcorp continues to urge its shareholders to VOTE FOR THE GOLDCORP/WHEATON TRANSACTION TODAY by signing, dating and returning the GREEN proxy or following the easy directions on the GREEN proxy to vote by telephone or Internet.

The special meeting of shareholders will be held February 10, 2005 at 9:00 a.m. Toronto time at the Windsor Ballroom, Le Royal Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario, Canada. The deadline for receiving proxies is February 8, 2005 at 9:00 a.m. Toronto time.

Goldcorp Inc. — Press Release	Page 2

Goldcorp’s Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has NO DEBT, a Large Treasury, positive Cash Flow and Earnings and pays a Dividend twelve times a year! GOLDCORP is UNHEDGED and currently withholds one-third of annual gold production in anticipation of higher gold prices. Goldcorp’s shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively, and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

Please visit www.goldcorp.com for further voting information and regular updates.

* Permission to use Glass, Lewis & Co. analysis neither sought nor obtained

Shareholders with questions about how to vote their shares may call our proxy solicitors as follows:

In Canada:
KINGSDALE SHAREHOLDER SERVICES INC.

Call Toll-Free: 1-866-749-5464
Banks and Brokers Call Collect: 416-867-2335

In the United States and Other Locations:

INNISFREE M&A INCORPORATED

Call Toll-Free from the U.S.: 1-877-750-9501
Call Collect from Other Locations: 646-822-7412
Banks and Brokers Call Collect: 212-750-5833

For further information, please contact:	Corporate Office:

Ian J. Ball Investor Relations Telephone: (416) 865-0326 Toll Free: (800) 813-1412 Fax: (416) 361-5741 e-mail: info@goldcorp.com	145 King Street West Suite 2700 Toronto, Ontario M5H 1J8 website: www.goldcorp.com

This document is neither an offer to purchase securities nor a solicitation of an offer to sell securities. Goldcorp has filed the following documents with Canadian securities regulatory authorities in connection with its offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd.: (1) a take-over bid circular and (2) a notice of special meeting of Goldcorp shareholders and management information circular. Goldcorp has filed the following documents with the United States Securities and Exchange Commission in connection with its offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd.: (1) a registration statement and

Goldcorp Inc. — Press Release	Page 3

prospectus and (2) a tender offer statement (which includes as an exhibit the notice of special meeting of Goldcorp shareholders and management information circular). Wheaton River has filed a directors’ circular with Canadian securities regulatory authorities and a solicitation/recommendation statement with United States Securities and Exchange Commission with respect to Goldcorp’s offer. Glamis Gold Ltd. has filed a take over bid circular with Canadian securities regulatory authorities in connection with its offer to purchase all of the outstanding common shares of Goldcorp. Glamis has filed the following documents with the United States Securities and Exchange Commission in connection with its offer to purchase all of the outstanding common shares of Goldcorp: (1) a registration statement and prospectus and (2) tender offer statement. Goldcorp has filed a directors’ circular with Canadian securities regulatory authorities and a solicitation/recommendation statement with United States Securities and Exchange Commission with respect to Glamis’ offer. Wheaton River investors and shareholders are strongly advised to read the Goldcorp registration statement and prospectus, the Goldcorp tender offer statement and the Wheaton River solicitation/recommendation statement, as well as any amendments and supplements thereto, because they contain important information. Goldcorp investors and shareholders are strongly advised to read the Goldcorp notice of special meeting of Goldcorp shareholders and management information circular (which is included as an exhibit to Goldcorp’s tender offer statement) and the Goldcorp solicitation/recommendation statement, as well as any amendments and supplements thereto, because they contain important information. Investors and shareholders may obtain a free copies the documents described above at www.sedar.com or from the Securities and Exchange Commission’s website at www.sec.gov. Free copies of the following documents can also be obtained by directing a request to Goldcorp at the address referred to below: (1) the Goldcorp take-over bid circular, (2) the related letter of transmittal, (3) the Goldcorp notice of special meeting of Goldcorp shareholders and management information circular, (4) the Goldcorp registration statement and prospectus, (5) the Goldcorp tender offer statement, (6) the Goldcorp directors’ circular, (7) the Wheaton River directors’ circular and (8) certain other documents.

For further information, please contact:

Goldcorp Inc.:

Ian Ball
Investor Relations
Goldcorp Inc.
145 King Street West
Suite 2700
Toronto, Ontario
M5H 1J8
Telephone: (416) 865-0326
Fax: (416) 361-5741
e-mail: info@goldcorp.com
website: www.goldcorp.com